   As filed with the Securities and Exchange Commission on February 12, 2004
                                                        Registration No.
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM S-2

                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                          MONY LIFE INSURANCE COMPANY
                                  OF AMERICA
            (Exact Name of Registrant as Specified in its Charter)

                                    Arizona
                        (State or Other Jurisdiction of
                        Incorporation or Organization)

                                  86-0222062
                    (I.R.S. Employer Identification Number)

                                1740 Broadway,
                           New York, New York 10019
            (Principal Executive Offices of Registrant) (Zip Code)

                            David S. Waldman, Esq.
                    Vice President-Chief Operations Counsel

                          MONY LIFE INSURANCE COMPANY
                                1740 Broadway,
                           New York, New York 10019
                           Telephone: (212) 708-2000
       (Name, Address, Zip Code, Telephone Number of Agent for Service)

                               -----------------

      APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:  February 20, 2004

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If the Registrant elects to deliver its latest Annual Report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------

                        CALCULATION OF REGISTRATION FEE

                                            Amount         Proposed         Proposed
Title of Each Class of                      to be      Maximum Offering Maximum Aggregate  Amount of
Security to be Registered                 Registered    Price Per Unit   Offering Price   Registration
------------------------------------------------------------------------------------------------------
Interests in Guaranteed Interest Account $200,000,000*        **                **          $25,340
with Market Value Adjustment

* Estimated solely for the purpose of determining the registration statement fee.
** The proposed maximum offering price per unit and proposed maximum aggregate offering price are not applicable since these securities are not issued in specified units.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                  Prospectus

                            Dated February 20, 2004

           Guaranteed Interest Account with Market Value Adjustment under Flexible Payment Variable Annuity Contracts

                                   Issued By
                    MONY Life Insurance Company of America

MONY Life Insurance Company of America issues the Guaranteed Interest Account with Market Value Adjustment described in this prospectus. The Guaranteed Interest Account with Market Value Adjustment is available only under certain variable annuity contracts that we offer.

Among the many terms of the Guaranteed Interest Account with Market Value Adjustment are:

   . guaranteed interest to be credited for specific periods (referred to as "Accumulation Periods")

   . three (3), five (5), seven (7), and ten (10) year Accumulation Periods are available.

   . interest will be credited for the entire Accumulation Period on a daily basis. Different rates apply to each Accumulation Period and are determined by the Company from time to time at its sole discretion.

   . A market value adjustment may be charged if part or all of the Guaranteed
     Interest Account with Market Value Adjustment is surrendered or transferred before the end of the Accumulation Period.

          These are only some of the terms of the Guaranteed Interest
                     Account with Market Value Adjustment.
   Please read this prospectus and the prospectus for the contract carefully for more complete details of the contract.

The Securities and Exchange Commission has not approved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus comes with prospectuses for the variable annuity contract. You should read this prospectus, the variable annuity contract prospectus, and the prospectuses for the applicable underlying funds carefully and keep them for future reference.

                    MONY Life Insurance Company of America
                                 1740 Broadway
                           New York, New York 10019
                                1-800-487-6669

                               Table of Contents

                                                                                   Page
                                                                                   ----
Definitions.......................................................................  ii
SUMMARY...........................................................................   1
RISK FACTORS......................................................................   2
DESCRIPTION OF THE GUARANTEED INTEREST ACCOUNT WITH MARKET VALUE
  ADJUSTMENT......................................................................   3
   1. General.....................................................................   3
   2. Allocations to the Guaranteed Interest Account with Market Value Adjustment.   4
   3. The Specified Interest Rate and the Accumulation Periods....................   4
       A. Specified Interest Rates................................................   4
       B. Accumulation Periods....................................................   5
   4. End of Accumulation Periods.................................................   5
   5. The Market Value Adjustment ("MVA").........................................   6
       A. General Information Regarding the MVA...................................   6
       B. The MVA Factor..........................................................   7
   6. Contract Charges............................................................   7
FEDERAL TAX STATUS................................................................   8
INVESTMENTS.......................................................................  10
CONTRACTS AND THE DISTRIBUTION (MARKETING) OF THE GUARANTEED INTEREST
  ACCOUNT WITH MARKET VALUE ADJUSTMENT............................................  10
LEGAL OPINION.....................................................................  11
EXPERTS...........................................................................  11
AVAILABLE INFORMATION.............................................................  11
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...................................  11

                                  Definitions

Annuitant                   The person whose continuation of life any annuity
                            payment depends.

Annuity Starting Date       Attainment of age 95, or at the discretion of the
                            Owner of the Contract, a date that is at least ten years from the Effective Date of the Contract.

Business Day                Each day that the New York Stock Exchange is open
                            for regular trading.

Cash Value                  The Contract's Fund Value, (1) minus any applicable
                            Surrender Charge, (2) minus any applicable Enhanced
                            Purchase Payment recapture amount as defined in the prospectus, (3) minus any applicable Annual
                            Contract Charge as stated in the prospectus, (4) minus any applicable premium taxes, (5) minus any outstanding loan, and (6) plus or minus any applicable market value adjustment.

Company MONY Life Insurance Company of America, the issuer of the Contract.

Contract                    Individual Flexible Payment Variable Annuity
                            Contract

DCA+ Account                Also called Dollar Cost Averaging Plus Account. An
                            account whereby fixed dollar amounts of an investment are purchased at regular intervals.

Effective Date              The date the contract begins as shown in the
                            Contract.

Fund Value                  The aggregate dollar value as of any Business Day
                            of all amounts accumulated under each of the Subaccounts, the Guaranteed Interest Account, the
                            DCA+ Account, and the Loan Account of the Contract.

Guaranteed Interest         An account which is part of the Company's general
Account                     account.

Loan Available under a Contract issued under Internal Revenue Code Section 401(k); subject to availability. To be considered a Loan: (1) the term must be no more than five years, (2) repayments must be at least quarterly and substantially level, and (3) the amount is limited to dollar amounts specified by the Internal Revenue Service, not to exceed 50% of the Fund Value.

Loan Account                A part of the Company's General Account where Fund
                            Value is held as collateral for a loan. An Owner may transfer Fund Value in the Subaccounts, DCA+
                            Account, and/or Guaranteed Interest Account with
                            Market Value Adjustment to the Loan Account.

Owner The person so designated in the application to whom all rights, benefits, options, and privileges apply while the Annuitant is living. A collateral assignee is not an Owner.

Purchase Payment            An amount paid to the Company by the Owner or on
                            the Owner's behalf as consideration for the benefits provided by the Contract.

Subaccounts                 A division of MONY America Variable Account A.

Surrender Charge            A deferred sales load, expressed as a percentage of
                            Fund Value surrendered.

                                    SUMMARY

   This summary provides you with a brief overview of the more important aspects of your variable annuity contract's Guaranteed Interest Account with Market Value Adjustment. It is not intended to be complete. More detailed information is contained in this prospectus on the pages following this Summary and in your variable annuity contract. This summary and the entire prospectus will describe only the Guaranteed Interest Account with Market Value Adjustment. Other parts of your variable annuity contract are described in that contract and in the prospectus for that Contract. Before purchasing the variable contract and allocating your purchase payments to the Guaranteed Interest Account with Market Value Adjustment, we urge you to read both prospectuses carefully.

Purpose of the Guaranteed Interest Account with Market Value Adjustment

   The Guaranteed Interest Account with Market Value Adjustment is designed to provide you with an opportunity to receive a guaranteed fixed rate of interest. You can choose the period of time over which the guaranteed fixed rate of interest will be paid. That period of time is known as the Accumulation Period.

   The Guaranteed Interest Account with Market Value Adjustment is also designed to provide you with the opportunity to transfer part or all of the Guaranteed Interest Account with Market Value Adjustment to the subaccounts available to you under the variable annuity contract. It is also designed to provide you with the opportunity to surrender part or all of the Guaranteed Interest Account with Market Value Adjustment before the end of the Accumulation Period. If you ask us to transfer or surrender part or all of the Guaranteed Interest Account, a Market Value Adjustment ("MVA") may occur. This amount may be positive, negative, or zero.

Purchase Payments

   The Purchase Payments you make for the Contract are received by the Company. Currently earnings on those Purchase Payments are not subject to taxes imposed by the United States Government or any state or local government.

   You may allocate your Purchase Payments to the Guaranteed Interest Account with Market Value Adjustment.

The Accumulation Periods

   There are 4 different Accumulation Periods currently available: a 3-year Accumulation Period, a 5-year Accumulation Period, a 7-year Accumulation Period, and a 10-year Accumulation Period. You may allocate initial or additional Purchase Payments made under the Contract to one or more Accumulation Periods at the time you purchase the Contract. You may also ask us to transfer Fund Values from the subaccounts available under the Contract to one or more of the Accumulation Periods. There is no minimum amount required for allocation or transfer to an Accumulation Period. (See "Allocations to the Guaranteed Interest Account".)

   Each Accumulation Period will end on the day preceding the third, fifth, seventh or tenth anniversary of the allocation to the Accumulation Period (as applicable) occurs. For example, if an allocation to a 7-year Accumulation Period is made on March 15, 2004, the end of the Accumulation Period will be March 14, 2011. (See "Specified Interest Rates and Accumulation Periods".)

Crediting of Interest

   The Company will credit amounts allocated to an Accumulation Period with interest at a rate not less than 1.00%. This interest rate is referred to as the Specified Interest Rate. It will be credited for the duration of the Accumulation Period. Specified Interest Rates for each Accumulation Period are declared periodically at the sole discretion of the Company. (See "Specified Interest Rates and Accumulation Periods".)

   At least 15 days and at most 45 days prior to the end of an Accumulation Period, Owners having Fund Values allocated to such Accumulation Periods will be notified of the impending end of the Accumulation Period. Owners will then have the option of directing the surrender or transfer of the Fund Value in the Guaranteed Interest Account with Market Value Adjustment (within 30 days after the end of the Accumulation Period) without application of any MVA.

   The Specified Interest Rate will be credited to amounts allocated to an Accumulation Period, so long as such allocations are neither surrendered nor transferred prior to the end of the Accumulation Period. The Specified Interest Rate is credited daily, providing an annual effective yield. (See "Specified Interest Rates and Accumulation Periods".) If the Enhanced Purchase Payment Rider is chosen, then the Specified Interest Rate for amounts allocated to any Accumulation Period will be reduced by an amount equal to 0.45% annually (Maximum Annual Guaranteed Charge of 0.55%) for the time period during which the charge for that rider is in effect. However, the Specified Interest Rate will never be less than an amount equal to 1.00% annually.

The Market Value Adjustment

   Amounts that are surrendered or transferred from an Accumulation Period more than 30 days after the end of the Accumulation Period, will be subject to an MVA. The MVA is determined through the use of a factor, which is known as the "MVA Factor". This factor is discussed in detail in the section entitled "The Market Value Adjustment -- The MVA Factor". The MVA could cause an increase or decrease in the Fund Value.

Other provisions of the Contract

   This summary and this prospectus do not describe the other provisions of the Contract. Please refer to the prospectus for MONY America Variable Account A and to the Contract for the details of these provisions.

               Special Note Regarding Forward-Looking Statements

   This prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". Actual events or results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Risk Factors" as well as those discussed in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in the other sections of this Prospectus.

                                 RISK FACTORS

   Potential purchasers should carefully consider the factors described in "Risk Factors" as well as the other information contained in this prospectus before allocating purchase payments or Fund Values to the Guaranteed Interest Account with Market Value Adjustment offered herein. Such "Risk Factors" include:

      (i) the risk of losses on real estate and commercial mortgage loans,

      (ii) other risks relating to the Company's investment portfolio that could affect the profitability of the Company,

      (iii) the risk that interest rate changes could make certain of the Company's products less profitable to the Company or less attractive to customers,

      (iv) risks with respect to certain sales practice litigation that could result in substantial judgments against the Company,

      (v) the risk of increased surrenders of certain annuities as the surrender charges with respect to such annuities expire that could eliminate sources of revenues (changes under the annuities) and/or exhaust the Company's liquid assets and force the Company to liquidate other assets, perhaps on unfavorable terms,

      (vi) risks associated with certain economic and market factors,

      (vii) the risk of variations in claims experience that could be different than the assumptions management used in pricing the Company's products,

      (viii) risks related to certain insurance regulatory matters -- i.e., that certain issues raised during examinations of the Company could have a material impact on the Company,

      (ix) risks of competition,

      (x) risks with respect to claims paying ability ratings and financial strength ratings that could adversely affect the Company's ability to compete, and

      (xi) risks of potential adoption of new Federal income tax legislation that could adversely affect the Company and its ability to compete with non-insurance products and the demand for certain insurance products.

                DESCRIPTION OF THE GUARANTEED INTEREST ACCOUNT
                         WITH MARKET VALUE ADJUSTMENT

1. General

   The Guaranteed Interest Account with Market Value Adjustment is an allocation option available under certain variable annuity contracts issued by the Company. Not all of the variable annuity contracts issued by the Company offer the Guaranteed Interest Account with Market Value Adjustment, nor is the Guaranteed Interest Account with Market Value Adjustment available in every state jurisdiction. The variable annuity contract that offers the Guaranteed Interest Account with Market Value Adjustment clearly discloses whether the Guaranteed Interest Account with Market Value Adjustment is available as an allocation choice to the Owner. If the Guaranteed Interest Account with Market Value Adjustment is available under a variable annuity issued by the Company, the prospectus for the variable annuity contract and this prospectus must be read carefully together in the same manner that prospectuses for underlying mutual funds must be read with the prospectus for the contracts.

   The guarantees associated with the Guaranteed Interest Account with Market Value Adjustment are borne exclusively by the Company. The guarantees associated with the Guaranteed Interest Account with Market Value Adjustment are legal obligations of the Company. Fund Values allocated to the Guaranteed Interest Account with Market Value Adjustment are held in the "General Account" of the Company. Amounts allocated to the General Account of the Company are subject to the liabilities arising from the business the Company conducts. The Company has sole investment discretion over the investment of the assets of its General Account. Owners having allocated amounts to a particular Accumulation Period of the Guaranteed Interest Account with Market Value Adjustment, however, will have no claim against any particular assets of the Company.

   The Guaranteed Interest Account with Market Value Adjustment provides for a Specified Interest Rate, to be credited as long as any amount allocated to the Guaranteed Interest Account with Market Value Adjustment is not distributed for any reason prior to the end of the particular Accumulation Period chosen by the Owner. Generally, a 3-year Accumulation Period offers guaranteed interest at a Specified Interest Rate over three years, a 5-year Accumulation Period offers guaranteed interest at a Specified Interest Rate over five years, and so on. Please note, however, that an Accumulation Period will end on the day before the anniversary date of the Accumulation Period.

   Although the Specified Interest Rate will continue to be credited as long as Fund Value remains in an Accumulation Period of the Guaranteed Interest Account with Market Value Adjustment before the end of that

Accumulation Period, surrenders or transfers (including transfers to the Loan Account as a result of a request by the Owner for a Loan) will be subject to an MVA, as described below.

2. Allocations to the Guaranteed Interest Account with Market Value Adjustment

   There are three sources from which allocations to the Guaranteed Interest Account with Market Value Adjustment may be made:

      (1) an initial purchase payment made under a Contract may be wholly or partially allocated to the Guaranteed Interest Account with Market Value Adjustment;

      (2) a subsequent or additional purchase payment made under a Contract may be partially or wholly allocated to the Guaranteed Interest Account with Market Value Adjustment; and

      (3) amounts transferred from Subaccounts available under the Contract may be wholly or partially allocated to the Guaranteed Interest Account with Market Value Adjustment.

   There is no minimum amount of any allocation of either Purchase Payments or transfers of Fund Value to the Guaranteed Interest Account with Market Value Adjustment. However, the Company reserves the right to limit the Fund Value in the Guaranteed Interest Account with Market Value Adjustment to 10% of the total Fund Value held under the Contract. The Contract provides that the prior approval of the Company is required before it will accept a Purchase Payment where, with that Purchase Payment, cumulative Purchase Payments made under any one or more Contracts held by the Owner, less the amount of any prior partial surrenders and their Surrender Charges, the MVA, and any debt, exceed $1,500,000.

3. Specified Interest Rates and the Accumulation Periods

A. Specified Interest Rates

   The Specified Interest Rate, at any given time, is the rate of interest guaranteed by the Company to be credited to allocations made to the Accumulation Period for the Guaranteed Interest Account with Market Value Adjustment chosen by the Owner, so long as no portion of the allocation is distributed for any reason prior to the end of the Accumulation Period. Different Specified Interest Rates may be established for the four different Accumulation Periods which are currently available: 3, 5, 7, and 10 years.

   The Company declares Specified Interest Rates for each of the available Accumulation Periods from time to time. Normally, new Specified Interest Rates will be declared monthly; however, depending on interest rate fluctuations, declarations of new Specified Interest Rates may occur more or less frequently. The Company observes no specific method in the establishment of the Specified Interest Rates, but generally will attempt to declare Specified Interest Rates which are related to interest rates associated with fixed-income investments available at the time and having durations and cash flow attributes compatible with the Accumulation Periods then available for the Guaranteed Interest Account with Market Value Adjustment. In addition, the establishment of Specified Interest Rates may be influenced by other factors, including competitive considerations, administrative costs and general economic trends. The Company has no way of predicting what Specified Interest Rates may be declared in the future and there is no guarantee that the Specified Interest Rate for any of the Accumulation Periods will exceed the guaranteed minimum effective annual interest rate of 1.00%. Owners bear the risk that the Specified Interest Rate will not exceed the guaranteed minimum rate.

   The period of time during which a particular Specified Interest Rate is in effect for new allocations to the then available Accumulation Periods is referred to as the Investment Period. All allocations made to an Accumulation Period during an Investment Period are credited with the Specified Interest Rate in effect. An Investment Period ends only when a new Specified Interest Rate relative to the Accumulation Period in question is declared. Subsequent declarations of new Specified Interest Rates have no effect on allocations made to Accumulation Periods during prior Investment Periods. All such prior allocations will be credited with the

Specified Interest Rate in effect when the allocation was made for the duration of the Accumulation Period selected.

   Information concerning the Specified Interest Rates in effect for the various Accumulation Periods can be obtained by contacting an agent of the Company who is also a registered representative of MONY Securities Corp. or by calling the following toll free telephone number: 1-800-487-6669.

   The Specified Interest Rate is credited on a daily basis to allocations made to an Accumulation Period elected by the Owner, resulting in an annual effective yield which is guaranteed by the Company, unless amounts are surrendered or transferred from that Accumulation Period for any reason prior to the end of that Accumulation Period. The Specified Interest Rate will be credited for the entire Accumulation Period. If amounts are surrendered or transferred from the Accumulation Period for any reason prior to the Maturity Date, an MVA will be applied to the amount surrendered or transferred. If the Enhanced Purchase Payment Rider is chosen, then the Specified Interest Rate for amounts allocated to any Accumulation Period will be reduced by 0.45% annually for the time period during which the charge for this rider is in effect. However, the Specified Interest Rate will never be less than 1.00%.

B. Accumulation Periods

   For each Accumulation Period, the Specified Interest Rate in effect at the time of the allocation to that Accumulation Period is guaranteed. An Accumulation Period always ends on the day before the anniversary date of the Accumulation Period.

   For example, if an allocation is made to a 10-year Accumulation Period on August 10, 2004 and the funds for a new Purchase Payment are received on that day, the Specified Interest Rate for that Accumulation Period will be credited beginning on that day until August 9, 2014.

   All Accumulation Periods for the 3, 5, 7, and 10-year Accumulation Periods, respectively, will be determined in a manner consistent with the foregoing example.

4. End of Accumulation Periods

   At least fifteen days and at most forty-five days prior to the end of an Accumulation Period, the Company will send notice to the Owner of the impending end of the Accumulation Period. The notice will include the projected Fund Value held in the Accumulation Period at the end of the Accumulation Period and will specify the various options Owners may exercise with respect to the Accumulation Period:

      (1) Within the thirty-day period after the end of the Accumulation Period, the Owner may wholly or partially surrender the Fund Value held in that Accumulation Period without an MVA; however, surrender charges under the variable annuity Contract, if applicable, will be assessed.

      (2) Within the thirty-day period after the end of the Accumulation Period, the Owner may wholly or partially transfer the Fund Value held in that Accumulation Period, without an MVA, to any Subaccount then available under the Contract or may elect that the Fund Value held in that Accumulation Period be held for an additional Accumulation Period of the same number of years or for another Accumulation Period of a different number of years which may at the time be available. A confirmation of any such transfer or election will be sent immediately after the transfer or election is processed.

      (3) If the Owner does not make an election within thirty days after the end of the Accumulation Period, the entire Fund Value held in that Accumulation Period will be allocated to an Accumulation Period of the same number of years as the Accumulation Period which ended. However, if that period would extend beyond the Annuity Starting Date of the Contract or if that period is not then made available by the Company, the Fund Value held in the ending Accumulation Period will be automatically allocated to the next shorter Accumulation Period. The start of the new Accumulation Period will be the day after the end of the previous Accumulation Period. If the Company does not offer a shorter Accumulation Period or does not offer any Accumulation Periods, the Fund Value in the maturing Accumulation Period will be transferred to the money market subaccount offered in the variable annuity contract. A confirmation will be sent immediately after the automatic transfer is executed.

5. The Market Value Adjustment ("MVA")

  A. General Information Regarding the MVA

   A surrender or transfer (including a transfer to the Loan Account as a result of a request by the Owner) of all or a portion of Fund Value in the Guaranteed Interest Account with Market Value Adjustment will, in most circumstances, be subject to an MVA. Such surrender or transfer, however, will not be subject to an MVA, if for a particular Accumulation Period, the surrender or transfer is (i) received at the Company's administrative office within 30 days after the end of that Accumulation Period, or (ii) is within the free partial surrender amount available under the contract. In addition, the Company will not assess an MVA on:

   . full surrenders made during the right to return contract period;
   . full and partial surrenders made after the tenth Contract year if the proceeds are used to provide annuity payments;
   . full and partial surrenders after the third Contract year if the proceeds are used to provide annuity payments payable over the lifetime of a single payee or joint payees; and
   . partial surrenders being made with respect to a required minimum distribution in accordance with the Internal Revenue Code of 1986, as amended.

An MVA is determined by multiplying the amount of the transfer or surrender that is subject to an MVA by the MVA factor (described below).

   The MVA is intended to approximate, without duplicating, the experience of the Company when it liquidates assets in order to satisfy contractual obligations. Such obligations arise when Owners request surrenders or transfers (including transfers for the purpose of obtaining a Loan). When liquidating assets, the Company may realize either a gain or a loss.

   If prevailing interest rates at the time of a surrender, loan or transfer are higher than the Specified Interest Rate in effect at the time the Accumulation Period commences, the Company will realize a loss when it liquidates assets in order to process a surrender, loan or transfer; therefore, application of the MVA under such circumstances will decrease the amount of the surrender, loan or transfer.

   Generally, if prevailing interest rates are lower than the Specified Interest Rate in effect at the time the Accumulation Period commences, the Company will realize a gain when it liquidates assets in order to process a surrender, loan, or transfer; therefore, application of the MVA under such circumstances will increase the amount of the surrender, loan or transfer.

   The factor by which the Company measures the relationship between prevailing interest rates and the Specified Interest Rates it declares is referred to as the MVA Factor. The MVA Factor is described more fully below.

  B. The MVA Factor

   The formula for determining the MVA Factor is:

                   [ (1 + a) / (1 + b) ] /(n-t) /  12) - /1

Where:

a   =   the Specified Interest Rate for the Accumulation Period from which the surrender or transfer is to be taken;

b   =   the Specified Interest Rate in effect at the time a surrender or transfer is requested for an Accumulation Period equal to the Accumulation
        Period from which the surrender or transfer (including transfer to the
        Loan Account as a result of a request by the Owner for a Loan) is requested, plus 0.25%;

n   =   the Accumulation Period from which the surrender or transfer occurs in months; and

t   =   the number of elapsed months (or portion thereof) in the Accumulation
        Period from which the surrender or transfer occurs.

   The MVA Factor shown above also accounts for some of the administrative and processing expenses incurred when fixed-interest investments are liquidated. This is represented in the addition of 0.25% in the MVA Factor.

   The MVA Factor will either be greater, less than or equal to 0 and will be multiplied by the Fund Value in the Guaranteed Interest Account with Market Value Adjustment or that portion of the Fund Value in the Guaranteed Interest Account with Market Value Adjustment being surrendered or transferred. If the result is greater than 0, a gain will be realized by the Owner; if less than 0, the Owner will realize a loss. If the MVA Factor is exactly 0, no gain or loss will be realized.

6. Contract Charges

   The Contracts under which the Guaranteed Interest Account with Market Value Adjustment are made available have various fees and charges, some of which may be assessed against allocations made to the Guaranteed Interest Account with Market Value Adjustment.

   Surrender Charges, if applicable, will be assessed against full or partial surrenders from the Guaranteed Interest Account with Market Value Adjustment. If any such surrender occurs before the end of any particular Accumulation Period elected by the Owner, the amount surrendered will be subject to an MVA in addition to Surrender Charges. The variable annuity prospectus fully describes the Surrender Charges. Please refer to the variable annuity prospectus for complete details regarding the Surrender Charges under the Contracts.

   Mortality and expense risk charges which may be assessed under variable annuity Contracts will not be assessed against any allocation to the Guaranteed Interest Account with Market Value Adjustment. Such charges apply only to the Fund Value allocated to the Subaccounts of the Variable Account.

                              FEDERAL TAX STATUS

Introduction

   The Contract described in this prospectus is designed for use by retirement plans that may or may not qualify for favorable tax treatment under Sections 401, 408, 408A and 457(b) of the Code ("Qualified Plans"). The ultimate effect of federal income taxes on

  .  the value of the Contract's Fund Value,

  .  annuity payments,

  .  death benefit, and

  .  economic benefit to the Owner, Annuitant, and the Beneficiary may depend upon

  .  the type of retirement plan for which the Contract is purchased, and

  .  the tax and employment status of the individual concerned.

   The following discussion of the treatment of the Contract and of the Company under the federal income tax laws is general in nature. The discussion is based on the Company's understanding of current federal income tax laws, and is not intended as tax advice. Any person considering the purchase of a Contract should consult a qualified tax adviser. A more detailed description of the treatment of the Contract under federal income tax laws is contained in the Statement of Additional Information. The Company does not make any guarantee regarding any tax status, federal, state, or local, of any Contract or any transaction involving the Contract.

Tax Treatment of the Company

   Under existing federal income tax laws, the income of the Guaranteed Interest Account with Market Value Adjustment, to the extent it exceeds amounts applied to increase reserves under the Contract, excess interest credited to the Contract and the Account's allocable share of ordinary and necessary business expenses and other business deductions, is taxable.

Taxation of Annuities in General

   The Contract offered by this prospectus is designed for use in connection with Qualified Plans or Non-Qualified Plans. All or a portion of the contributions to such plans will be used to make Purchase Payments under the Contract. In general, contributions to Qualified Plans and income earned on contributions to all plans are tax-deferred until distributed to plan participants or their beneficiaries. Such tax deferral is not, however, available for Non-Qualified Plans if the Owner is other than a natural person unless the contract is held as an agent for a natural person. Annuity payments made as retirement distributions under a Contract are generally taxable to the annuitant as ordinary income except to the extent of

  .  Participant after-tax contributions (in the case of Qualified Plans), or

  .  Owner contributions (in the case of Non-Qualified Plans).

Owners, Annuitants, and Beneficiaries should seek advice from their own tax consultants about the tax consequences of distributions, withdrawals, and payments under the retirement plans in connection with which the Contract is purchased.

   The Company will withhold and remit to the United States Government and, where applicable to state and local governments, part of the taxable portion of each distribution made under a Contract unless the Owner or Annuitant

      (1) provides his or her taxpayer identification number to the Company, and

      (2) notifies the Company that he or she chooses not to have amounts withheld.

   Federal tax law imposes requirements for determining the amount includable in gross income with respect to amounts not received as an annuity. Amounts include, but are not limited to, distributions, transfers, including gratuitous transfers, and pledges of the Contract. Amounts from all annuity contracts issued during any calendar year by the same company or an affiliate (other than those issued to qualified retirement plans) in the same or earlier year will be treated as distributed from one annuity contract. The IRS is given power to prescribe additional rules to prevent avoidance of this rule through serial purchases of contracts or otherwise.

   Distributions of plan benefits from qualified retirement plans, other than individual retirement arrangements ("IRAs"), generally will be subject to mandatory federal income tax withholding unless they either are:

      (1) Part of a series of substantially equal periodic payments (at least annually) for

          (a) the participant's life or life expectancy,

          (b) the joint lives or life expectancies of the participant and his/her beneficiary,

          (c) or a period certain of not less than 10 years;

      (2) Required by the Code upon the participant's attainment of age 701/2 or death; or

      (3) Qualifying hardship distributions.

   Such withholding can apply even if the distribution is rolled over into another qualified plan, including an IRA. The withholding can be avoided if the participant's interest in the plan is directly transferred by the old plan to another eligible qualified plan, including an IRA. A direct transfer to the new plan can be made only in accordance with the terms of the old plan. If withholding is not avoided, the amount withheld may be subject to income tax and penalty tax.

   Under the generation skipping transfer tax, the Company may be liable for payment of this tax under certain circumstances. In the event that the Company determines that such liability exists, an amount necessary to pay the generation skipping transfer tax may be subtracted from the death benefit proceeds.

Retirement Plans

   The Contract described in this Prospectus currently is designed for use with the following types of retirement plans:

      (1) Pension and Profit Sharing Plans established by business employers and certain associations, as permitted by Sections 401(a) and 401(k) of the Code, including those purchasers who would have been covered under the rules governing H.R. 10 (Keogh) Plans;

      (2) Individual Retirement Annuities permitted by Section 408(b) of the Code, including Simplified Employee Pensions established by employers pursuant to Section 408(k);

      (3) Roth IRAs permitted by Section 408A of the Code;

      (4) Deferred compensation plans provided by certain governmental entities and tax-exempt organizations under Section 457; and

      (5) Non-Qualified Plans.

   The tax rules applicable to participants in such retirement plans vary according to the type of plan and its terms and conditions. Therefore, no attempt is made here to provide more than general information about the use of the Contract with the various types of retirement plans. Participants in such plans as well as Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these plans are subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company will provide purchasers of Contracts used in connection with Individual Retirement Annuities with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency. Any person contemplating the purchase of a Contract should consult a qualified tax adviser.

                                  INVESTMENTS

   Amounts allocated to the Guaranteed Interest Account with Market Value Adjustment are transferred to the General Account of the Company. Amounts allocated to the General Account of the Company are subject to the liabilities arising from the business the Company conducts. This is unlike amounts allocated to the Subaccounts of the Variable Account A, which are not subject to the liabilities arising from the business the Company conducts.

   The Company has sole investment discretion over the investment of the assets of the General Account. We will invest these amounts primarily in investment-grade fixed income securities including: securities issued by the U.S. Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. Government; debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investor Services, Inc., Standard & Poor's Corporation, or any other nationally recognized rating service; mortgage-backed securities collateralized by real estate mortgage loans or securities collateralized by other assets, that are insured or guaranteed by the Federal Home Loan Mortgage Association, the Federal National Home Mortgage Association, or the Government National Mortgage Association, or that have an investment grade at the time of purchase within the four highest grades described above; commercial and agricultural mortgage loans; other debt instruments; commercial paper; cash or cash equivalents.

   Variable annuity Owners having allocated amounts to a particular Accumulation Period of the Guaranteed Interest Account with Market Value Adjustment will not have a direct or indirect interest in these investments, nor will they have a claim against any particular assets of the Company; and the overall investment performance of the General Account will not increase or decrease their claim against the Company.

   There is no specific formula for establishing Specified Interest Rates. The Specified Interest Rates declared by the Company for the various Accumulation Periods will not necessarily correspond to the performance of any group of assets of the General Account. We will consider other factors in determining these rates, such as regulatory and tax environment, sales commissions, administrative expenses borne by us, and competitive factors. The Company's management will make the final determination of these rates. However, the Specified Interest Rate will never be less than 1.00%.

     CONTRACTS AND THE DISTRIBUTION (MARKETING) OF THE GUARANTEED INTEREST
                     ACCOUNT WITH MARKET VALUE ADJUSTMENT

   MONY Securities Corporation ("MSC"), a New York corporation organized on September 26, 1969 and a wholly-owned subsidiary of MONY Life Insurance Company, will act as the principal underwriter of the Contracts. MSC is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Contracts are sold by individuals who are registered representatives of MSC and who are licensed as life insurance agents for the Company. The Contracts also may be sold through other broker-dealers that are members of the NASD authorized by MSC and applicable law to do so. After issue of the Contracts, broker-dealers will earn a commission. Commissions are based on a percentage of purchase payments paid and total assets in the Contract. In general, up-front compensation paid to broker-dealers will not exceed 6.50%.

   Interests in the Guaranteed Interest Account with Market Value Adjustment are only available through Contracts issued by the Company.

   The appropriate variable annuity prospectus and statement of additional information should be consulted for additional information regarding the distribution of the Contracts.

                                 LEGAL OPINION

   David S. Waldman, Vice President-Chief Operations Counsel of MONY Life Insurance Company, has passed on matters in connection with federal laws and regulations affecting the issue and sale of interests in the Guaranteed Interest Account with Market Value Adjustment described in this prospectus and the organization of the Company, its authority to issue such Contracts under Arizona law, and the validity of the forms of such Contracts under Arizona law.

   Robert Levy, Vice President-Chief Tax Counsel of MONY Life Insurance Company has passed on matters in connection with federal tax laws affecting the issue and sale of interests in the Guaranteed Interest Account with Market Value Adjustment described in this prospectus.

                                    EXPERTS

   We have incorporated by reference into the Registration Statement of which this prospectus is a part and/or into this prospectus the financial statements of MONY Life Insurance Company of America as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, which have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, as set forth in their report thereon appearing in the Company's annual report on Form 10-K for the year ended December 31, 2002. Such financial statements are included and incorporated herein by reference, based upon the authority of said firms as experts in accounting and auditing.

                             AVAILABLE INFORMATION

   The Company files reports and other information with the Securities and Exchange Commission ("SEC"), as required by law. You may read and copy this information at the SEC's public reference facilities at Room 1024, 450 Fifth Street, NW, Washington, DC 20549, or by accessing the SEC's website at http://www.sec.gov. Under the Securities Act of 1933, the Company has filed with the SEC a registration statement relating to the Guaranteed Interest Account with Market Value Adjustment (the "Registration Statement"). This prospectus has been filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement. Please see the Registration Statement for additional information concerning the Guaranteed Interest Account with Market Value Adjustment.

   A copy of the Company's annual report on Form 10-K for the year ended December 31, 2002 and a copy of the Company's quarterly report for the period ended September 30, 2003 on Form 10-Q accompanies this prospectus. Please refer to Form 10-K and Form 10-Q for a description of the Company and its business, including financial statements. The Company intends to send owners account statements and other such legally-required reports. The Company does not anticipate such reports will include periodic financial statements or information concerning the Company.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Company has incorporated by reference the Company's latest annual report on Form 10-K dated December 31, 2002, filed with the SEC on March 28, 2003 (accession number 0000950109-03-001839) and quarterly report for the period ended September 30, 2003 on Form 10-Q as filed with the SEC on November 14, 2003 (accession number 0001193125-03-081398) and in accordance with the Securities Exchange Act of 1934. The annual report and quarterly report must accompany this prospectus. Form 10-K contains additional information about the Company, including certified financial statements for the latest fiscal year. Form 10-Q includes unaudited updates of those financial statements through the quarterly period ended September 30, 2003.

                                    PART II

Item 14. Other Expenses of Issuance and Distribution

                                                            Estimated
           Item of Expense                                   Expense
           ---------------                                  ---------
           Registration fees............................... $ 25,340
           Federal taxes...................................      N/A
           State taxes and fees (based on 50 state average) $440,000*
           Trustees' fees..................................      N/A
           Transfer agents' fees...........................      N/A
           Printing, filing fees........................... $ 20,000*
           Legal fees...................................... $ 25,000*
           Accounting fees................................. $  1,500*
           Audit fees...................................... $  1,500*
           Engineering fees................................      N/A
           D&O premium by Registrant....................... $ 27,934

----------
*  Estimated expense.

Item 15. Indemnification of Directors and Officers

   The By-Laws of MONY Life Insurance Company of America provide, in Article VI as follows:

      SECTION 1. The Corporation shall indemnify any existing or former director, officer, employee or agent of the Corporation against all expenses incurred by them and each of them which may arise or be incurred, rendered or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee or agent of the Corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, all subject and pursuant to the provisions of the Articles of Incorporation of this Corporation.

      SECTION 2. The indemnification provided in this By-Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

      (1) Underwriting Agreement among MONY Series Fund, Inc., MONY Securities Corp. and MONY Life Insurance Company of America dated November 1, 1990. (11)

      (2) Not applicable.

      (4) Instruments defining rights of security holders, including indentures.

      (a) Form of flexible payment variable annuity contract. (11)

      (b) Form of riders to flexible payment variable annuity contract. (11)

          . Guaranteed Minimum Income Benefit Rider with 5% Annual Interest

          . Guaranteed Minimum Income Benefit Rider with Annual Recalculation

          . Guaranteed Minimum Death Benefit Rider with Annual Recalculation

          . Guaranteed Minimum Death Benefit Rider with 5% Annual Interest

          . Enhanced Purchase Payment Rider

          . Nursing Home-Terminal Illness-Disability Waiver Rider

          . Earnings Increase Death Benefit Rider

          . Loan Provision for 401(k) Plans

      (5) Opinion and Consent of David S. Waldman, Vice President-Chief Operations Counsel, MONY Life Insurance Company, as to the legality of the securities being registered. (11)

      (8) Opinion and Consent of Robert Levy, Vice President-Chief Tax Counsel, MONY Life Insurance Company, as to the legal matters relating to federal income tax laws. (11)

      (10) Material contracts.

      (a) Participation Agreement among The Alger American Fund, MONY Life Insurance Company of America and Fred Alger & Company, Incorporated (2)

          (i) Form of Amendment dated May 1, 2003. (10)

      (b) Participation Agreement among Enterprise Accumulation Trust, MONY Life Insurance Company of America and MONY Life Insurance Company (1)

      (c) Participation Agreement among INVESCO Variable Investment Funds, Inc., MONY Life Insurance Company of America, INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. (2)

          (i) Form of Amendment dated September 1, 2003. (10)

      (d) Participation Agreement between Janus Aspen Series Fund, Inc. and MONY Life Insurance Company of America (2)

          (i) Form of Amendment dated September 1, 2003. (10)

      (e) Participation Agreement among Lord Abbett Series Fund, Inc., Lord Abbett Distributor LLC and MONY Life Insurance Company of America (2)

      (f) Participation Agreement among MFS Variable Insurance Trust, MONY Life Insurance Company of America and Massachusetts Financial Services Co. (2)

          (i) Form of Amendment dated September 1, 2003. (10)

      (g) Participation Agreement between PBHG Insurance Series Fund and MONY Life Insurance Company of America (4)

          (i) Form of Amendment dated November 1, 2003. (10)

      (h) Participation Agreement among PIMCO Variable Insurance Trust, MONY Life Insurance Company of America and PIMCO Funds Distributors LLC (2)

      (i) Participation Agreement among Morgan Stanley Dean Witter Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management, Inc., Miller Anderson & Sherrerd LLP and MONY Life Insurance Company of America (2)

          (i) Form of Amendment dated September 1, 2003. (10)

      (j) Participation Agreement among AIM Variable Insurance Funds, AIM Distributors, Inc., MONY Life Insurance Company of America and MONY Securities Corporation. (5)

          (i) Form of Amendment dated April 30, 2003. (10)

      (k) Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., MONY Life Insurance Company, MONY Life Insurance Company of America and MONY Securities Corporation. (5)

          (i) Form of Amendment dated May 1, 2003. (10)

      (l) Participation Agreement among Oppenheimer Variable Account Funds, Oppenheimer, Inc., MONY Life Insurance Company of America. (5)

          (i) Form of Amendment dated May 1, 2003. (10)

      (m) Form of participation agreement for MONY Life Insurance Company and MONY Life Insurance Company of America with Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund), and Dreyfus Investment Portfolios. (2)

          (i) Form of Amendment dated May 15, 2002. (6)

      (n) Form of participation agreement for MONY Life Insurance Company of America with ProFunds and ProFund Advisors LLC. (10)

          (i) Form of Amendment dated September 1, 2003. (10)

      (o) Participation Agreement among Fidelity Distributors Corporation, Variable Insurance Products Fund and MONY Life Insurance Company of America and MONY Life Insurance Company (1)

      (p) Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price fixed Income Series, Inc., T. Rowe Price international series, Inc., T. Rowe Price Investment Services, Inc. and MONY Life Insurance Company of America (2)

      (q) Form of Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and MONY Life Insurance Company of America (7)

      (r) Participation Agreement between Van Eck Worldwide Insurance Trust and MONY Life Insurance Company of America (6)

      (s) Services Agreement between The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America dated April 25, 1985. (11)

      (11) Not applicable.

      (12) Not applicable.

      (13) Report to security holders.

          (a) Form 10K dated December 31, 2002. (8)

          (b) Form 10Q 3/rd/ quarter, 2003. (9)

      (15) PricewaterhouseCoopers LLP, letter re unaudited interim financial information. (9)

      (16) Not applicable.

      (23) Consents of experts and counsel.

          (a) Consent of PricewaterhouseCoopers LLP, independent certified public accountant. (11)

          (b) See Item 5 above.

          (c) See Item 8 above.

      (24) Powers of attorney.

          (a) Powers of Attorney for Michael I. Roth, Samuel J. Foti, Kenneth
       M. Levine, Richard Daddario, Michael Slipowitz, Margaret G. Gale, Steven
       G. Orluck, Evelyn L. Peos. (3)

          (b) Power of Attorney for Richard E. Connors. (4)

          (c) Powers of Attorney for Arnold B. Brousell. (11)

          (d) Power of Attorney for Sam Chiodo and Jay M. Cohen. (6)

      (25) Not applicable.

      (26) Not applicable.
----------
(1)Incorporated herein by reference to Post-Effective Amendment No. 7 to the registration statement on Form N-4 (File No. 333-72259) filed on April 18, 2001.

(2)Incorporated herein by reference to Post-Effective Amendment No. 21 to the registration statement on Form S-6 (File No. 333-06071) filed on May 31, 2002.

(3)Incorporated herein by reference to the initial registration statement on Form N-6 (File No. 333-102233) filed on December 27, 2002.

(4)Incorporated herein by reference to Post-Effective Amendment No. 3 to the registration statement on Form N-6 (File No. 333-72596) filed on February 28, 2003.

(5)Incorporated herein by reference to pre-effective amendment no. 1 to the registration statement on Form N-6 (File No. 333-104162) filed on May 28, 2003.

(6)Incorporated herein by reference to post-effective amendment no. 22 to the registration statement on Form N-6 (File No. 333-06071) filed on April 30, 2003.

(7)Incorporated herein by reference to pre-effective amendment no. 1 to the registration statement on Form N-6 (File No. 333-102233) filed on July 31, 2003.

(8)Incorporated herein by reference to Form 10-K (File No. 333-65423) filed on March 28, 2003 (accession nbr. 0000950109-03-001839).

(9)Incorporated herein by reference to Form 10-Q (File No. 333-65423) filed on November 14, 2003 (accession nbr. 0001193125-03-081398).

(10)Incorporated herein by reference to pre-effective amendment no. 1 to the registration statement on Form N-4 (File No. 333-107961) filed on February
      , 2004.

(11)Filed herewith.

Item 17.  Undertakings

   (a) Rule 415 offering.

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S) 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) Not applicable.

   (c) Not applicable.

   (d) Not applicable.

   (e) Not applicable.

   (f) Not applicable.

   (g) Not applicable.

   (h) Not applicable.

   (i) Not applicable.

   (j) Not applicable.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on this 9th day of February, 2004.

                                      MONY LIFE INSURANCE COMPANY OF AMERICA
                                      (Registrant)

                                                             *
                                          By: __________________________________
                                             Michael I. Roth
                                             Director, Chairman of the Board,
                                             and
                                             Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 9, 2004.

                    Signature
                    ---------

                        *                  Director, Chairman of the
        ----------------------------------   Board and Chief Executive
                 Michael I. Roth             Officer (Principal
                                             Executive Officer)

                        *                  Director, President, and
        ----------------------------------   Chief Operating Officer
                  Samuel J. Foti

                        *                  Director, Executive Vice
        ----------------------------------   President and Chief
                Kenneth M. Levine            Investment Officer

                        *                  Director, Executive Vice
        ----------------------------------   President and Chief
                 Richard Daddario            Financial Officer

                        *                  Vice President, Controller
        ----------------------------------   and Chief Accounting
                Arnold B. Brousell           Officer

                        *                  Director and Vice President
        ----------------------------------   -- Corporate and
                    Sam Chiodo               Strategic Marketing

                        *                  Director, Vice President
        ----------------------------------   and Chief Compliance
                   Jay M. Cohen              Officer

                        *                  Director and Vice President
        ----------------------------------
                Richard E. Connors

                        *                  Director and Vice President
        ----------------------------------
                 Margaret G. Gale

                        *                  Director and Vice President
        ----------------------------------
                 Steven G. Orluck

                        *                  Director and Vice President
        ----------------------------------
                  Evelyn L. Peos

                        *                  Director, Vice President
        ----------------------------------   and Actuary
                Michael Slipowitz

              /s/  DAVID S. WALDMAN

        *By_______________________________
        David S. Waldman, Attorney-in-Fact
          Pursuant to Power of Attorney

                                 EXHIBIT INDEX

   Exhibit No.                          Description
   -----------                          -----------

        (1)    Underwriting Agreement

        (4)(a) Form of flexible payment variable annuity contract

        (4)(b) Form of riders to flexible payment variable annuity contract

        (5)    Opinion and Consent of David S. Waldman

        (8)    Opinion and Consent of Robert Levy

       (10)(s) Services Agreement

       (23)(a) Consent of Independent Accountants, PricewaterhouseCoopers LLP

       (24)(c) Power of Attorney of Arnold B. Brousell